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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                                  RULE 13E-100
                   TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
                              (AMENDMENT NO.    )
                            ------------------------

                            SWISS ARMY BRANDS, INC.
                              (NAME OF THE ISSUER)

                            SWISS ARMY BRANDS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   870827102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               THOMAS M. LUPINSKI
                            CHIEF FINANCIAL OFFICER
                            SWISS ARMY BRANDS, INC.
                               ONE RESEARCH DRIVE
                           SHELTON, CONNECTICUT 06484
                           TELEPHONE: (203) 929-6391
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                            ------------------------

                                WITH COPIES TO:
                           PRISCILLA C. HUGHES, ESQ.
                            MORRISON & FOERSTER LLP
                          1290 AVENUE OF THE AMERICAS
                            NEW YORK, NY 10104-0050
                           TELEPHONE: (212) 468-8000

     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.  [X] A tender offer.

     d.  [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]
                            ------------------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------------
                     $32,095,854                                             $2,952.82
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the filing fee. Calculated by multiplying $9.00, the per share tender offer price, by 3,566,206, the sum of
   (i) 2,666,706 currently outstanding shares of common stock of Swiss Army Brands, Inc. and (ii) outstanding options with an exercise price of less than $9.00 with respect to 899,500 shares of common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
        AMOUNT PREVIOUSLY PAID:   $2,952.82                  FILING PARTY:  SABI
        ACQUISITION CORP.
        FORM OR REGISTRATION NO.:  SCHEDULE TO/13E-3       DATE FILED:  JULY 23,
        2002
--------------------------------------------------------------------------------
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

                                  INTRODUCTION

     This Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") relates to the offer by SABI Acquisition Corp. ("Purchaser"), a Delaware corporation which is wholly owned by Victorinox AG ("Victorinox"), as set forth in the Tender Offer Statement on Schedule TO, dated July 23, 2002 (the "Schedule TO"), to purchase all of the outstanding shares of common stock of Swiss Army Brands, Inc., a Delaware corporation (the "Company" or "SABI"), par value $.10 per share, at a price of $9.00 per share, net to the seller in cash, less any required withholding of taxes and without any payment of interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 23, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitute the "Offer"). The Schedule TO was filed by Purchaser and Victorinox with the Securities and Exchange Commission (the "SEC") on July 23, 2002.

     In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on July 23, 2002. The information contained in the
Schedule 14D-9 is expressly incorporated by reference in response to the items of this Schedule 13E-3.

     Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase and the Schedule TO.

ITEM 1.  SUMMARY TERM SHEET

     The information contained in the section "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

     (a) Name and Address.

     The name of the subject company is Swiss Army Brands, Inc., a Delaware corporation. The address of the principal executive offices of the Company is One Research Drive, Shelton, Connecticut 06484. The telephone number of the principal executive offices of the Company is (203) 929-6391.

     (b) Securities.

     This Schedule 13E-3 relates to the Company's common stock, par value $.10 per share (the "Shares"). As of the close of business on July 15, 2002, there were 8,275,811 shares of Common Stock outstanding.

     (c) Trading Market and Price.

     The information set forth under the caption "The Tender Offer -- Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d) Dividends.

     The information set forth under the caption "The Tender Offer -- Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (e) Prior Public Offerings.

     Not applicable.

     (f) Prior Stock Purchases.

     The information set forth in Schedule II of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS

     (a) Name and Address.

     This Schedule 13E-3 is filed by SABI, which is the issuer and subject company (the "Filing Person").

     The name, business address and business telephone number of SABI are set forth in Item 2 above.

     (b) Business and Background of Entities.

     The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (c) Business and Background of Natural Persons.

     The information set forth in Schedule I of the Offer to Purchase is incorporated herein by reference.

     DIRECTORS AND EXECUTIVE OFFICERS OF SABI. The following table sets forth the name, business address, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of SABI. During the last five years, neither SABI nor, to the best knowledge of SABI, any of the persons listed below
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise indicated, each individual is a citizen of the United States.

NAME                     BUSINESS ADDRESS                    BUSINESS EXPERIENCE
----                 -------------------------               -------------------
Peter W. Gilson      (1)                        Peter W. Gilson, has been a director of the
                                                Company since 1994, and served as Chairman of
                                                the Executive Committee from June 1995 to
                                                November 2000. At the request of the Board,
                                                Mr. Gilson became Chairman of the Board of
                                                the Company in 1998, and Chief Executive
                                                Officer on April 1, 2001. Mr. Gilson served
                                                as President and Chief Executive Officer of
                                                Physicians Support Systems, Inc., a company
                                                specializing in the management of hospitals
                                                and physician health care practices from 1991
                                                through the sale of the Company in January
                                                1998. From 1989 to 1998 Mr. Gilson also
                                                served as Chief Executive Officer of the
                                                Warrington Group, Ltd., a manufacturer of
                                                safety products that was previously a
                                                division of the Timberland Company, a
                                                manufacturer of footwear and outdoor
                                                clothing, where Mr. Gilson served as Chief
                                                Operating Officer from 1987 to 1989. From
                                                1978 to 1987 he served as President of the
                                                GORE-TEX(R) Fabrics Division of W. L. Gore
                                                and Associates. Mr. Gilson is also Chairman
                                                of the Board of Directors of Outlast
                                                Technologies, a specialty textile
                                                manufacturer, a director of Glenayre
                                                Technologies, Inc. ("Glenayre Technologies"),
                                                a manufacturer of wireless telecommunications
                                                equipment, a director of The Fort Hill
                                                Company, an internet technology service
                                                provider, a director of The New Hope
                                                Foundation and a Trustee and the Treasurer of
                                                Deerfield Academy.

NAME                     BUSINESS ADDRESS                    BUSINESS EXPERIENCE
----                 -------------------------               -------------------
A. Jeffrey Turner    (1)                        A. Jeffrey Turner, President, was elected to
                                                the office of President, effective April 1,
                                                2001. Mr. Turner was promoted to the office
                                                of Senior Vice President -- Marketing and
                                                Product Development in November 1998. Mr.
                                                Turner joined the Company as Vice President
                                                of Marketing in March 1997. From 1995 through
                                                1997, Mr. Turner was Executive Vice President
                                                of Silhouette Optical Limited, and from 1991
                                                through 1995 he was General Manager/Eyewear
                                                Division of Nikon, Inc. Mr. Turner is a
                                                citizen of Canada.

Louis Marx, Jr.      645 Madison Avenue         Louis Marx, Jr., Chairman of the Executive
                     Suite 2200                 Committee and a Director of the Company, has
                     New York, NY               been associated with the Company for over 25
                     10022                      years and has played a key role in helping to
                                                guide its affairs during that entire period.
                                                Through discussions with the Chief Executive
                                                Officer of Victorinox, he and Mr. Rawn were
                                                responsible for the Company obtaining
                                                exclusive U.S. distribution rights for
                                                Victorinox products and later, together with
                                                Mr. Rawn, he negotiated the expansion of the
                                                Company's distribution rights to include
                                                Canada, Bermuda and the Caribbean. He and Mr.
                                                Rawn played an important part in negotiating,
                                                on behalf of the Company, the settlement of
                                                potentially expensive litigation, and,
                                                together with the Company's advisors, has
                                                successfully managed the Company's currency
                                                hedging program. Mr. Marx has been a venture
                                                capital investor for more than thirty years.
                                                Mr. Marx, together with his close business
                                                associates, have been founders or substantial
                                                investors in such companies as Pan Ocean Oil
                                                Corporation, Donaldson, Lufkin & Jenrette,
                                                Bridger Petroleum Corporation Ltd., Questor
                                                Corporation, Environmental Testing and
                                                Certification Corporation, Garnet Resources
                                                Corporation, The Prospect Group, Inc. and
                                                Noel Group, Inc. ("Noel"), a publicly held
                                                company which prior to its adoption in 1996
                                                of a Plan of Complete Liquidation and
                                                Dissolution, conducted its principal
                                                operations through small and medium sized
                                                operating companies in which it held
                                                controlling interests. Mr. Marx served as a
                                                director of The Prospect Group, Inc.
                                                ("Prospect"), a company that, prior to its
                                                adoption in 1990 of a Plan of Complete
                                                Liquidation and Dissolution, conducted its
                                                major operations through subsidiaries
                                                acquired in leveraged buyout transactions
                                                from February 1986, and as Chairman of
                                                Prospect's Asset Committee from October 1988
                                                until January 1990. Mr. Marx serves as a
                                                trustee of the Mount Sinai-New York
                                                University Medical Center, The New York
                                                University School of Medicine and Middlebury
                                                College. Mr. Marx is also Chairman and a
                                                director of Highgate Capital LLC, a private
                                                equity

NAME                     BUSINESS ADDRESS                    BUSINESS EXPERIENCE
----                 -------------------------               -------------------
                                                firm specializing in middle market
                                                acquisitions, recapitalizations and expansion
                                                capital investments ("Highgate Capital"), a
                                                Co-Chairman, director and consultant of
                                                Victory Ventures LLC ("Victory Ventures") a
                                                private equity firm specializing in small
                                                market venture capital investments and the
                                                controlling stockholder of Brae Group, Inc.,
                                                a venture capital firm, and President and
                                                Chief Executive Officer of its wholly owned
                                                subsidiary, Brae Capital Corporation ("Brae
                                                Capital"), which is in the same business. Mr.
                                                Marx is also Chairman of United Investors
                                                Group, Inc., a venture capital company 49.18%
                                                owned by Brae Capital. He is President and a
                                                Director of Victorinox -- Swiss Army Knife
                                                Foundation, a non-profit corporation formed
                                                by the Company for charitable purposes
                                                including the improvement of the welfare of
                                                underprivileged children.

Stanley R. Rawn,     53 Forest Avenue           Stanley R. Rawn, Jr., Senior Managing
Jr.                  Old Greenwich, CT          Director and a Director of the Company,
                     06870                      actively participates with Mr. Marx in
                                                furthering the relationship between the
                                                Company and Victorinox as well as in
                                                coordinating management strategies. He has
                                                also played an important part in obtaining
                                                and expanding the Company's exclusive
                                                distribution rights covering Victorinox
                                                products. Mr. Rawn is a Director and has
                                                served as Vice Chairman of the First
                                                International Oil Corporation since March
                                                2000. Mr. Rawn has served as the Vice
                                                President of Brae Capital since 1998. Mr.
                                                Rawn was Chairman and Chief Executive Officer
                                                and a director of Adobe Resources
                                                Corporation, an oil and gas exploration and
                                                production company from November 1985 until
                                                the merger of that company in May 1992, and
                                                was Chief Executive Officer of Noel from
                                                March 1995 through August 1999. Mr. Rawn is
                                                also a director of Highgate Capital, Victory
                                                Ventures, and Victorinox -- Swiss Army Knife
                                                Foundation; and a Trustee of the California
                                                Institute of Technology.

Herbert M. Friedman  645 Madison Avenue         Herbert M. Friedman, has been Vice President
                     Suite 2200                 and General Counsel of the Company since May
                     New York, NY 10022         1998 and is also a Director of the Company.
                                                Since May 1998, Mr. Friedman has also been an
                                                employee of and general counsel to Brae
                                                Capital. Mr. Friedman was a partner in the
                                                law firm of Zimet, Haines, Friedman & Kaplan
                                                until April 1998, where he had been a member
                                                since 1967. Mr. Friedman is also a director,
                                                for more than five years to the present, of
                                                Highgate Capital, Victory Ventures,
                                                Connectivity Technologies, Inc.,
                                                ("Connectivity Technologies"), an acquisition
                                                company, and Victorinox -- Swiss Army Knife
                                                Foundation.

NAME                     BUSINESS ADDRESS                    BUSINESS EXPERIENCE
----                 -------------------------               -------------------
Thomas M. Lupinski   (1)                        Thomas M. Lupinski, Senior Vice President,
                                                Chief Financial Officer, Secretary and
                                                Treasurer of the Company, has been a Senior
                                                Vice President of the Company for more than
                                                five years. Prior to joining the Company, Mr.
                                                Lupinski was Finance Manager for the Revlon
                                                Health Care Group from 1982 to 1986 and was
                                                with Arthur Andersen & Co. from 1976 through
                                                1982.

James R. Cary        (1)                        James R. Cary, Senior Vice
                                                President -- Operations, was elected to the
                                                office of Vice President of Operations in
                                                November 1998 and was promoted to Senior Vice
                                                President in February 2000. Mr. Cary was
                                                Director of Sales Administration for the
                                                Company from May 1996 through November 1998.
                                                From 1994 through 1996, Mr. Cary served as
                                                Vice President of Sales Administration for
                                                Duofold, Inc. From May 1994 through September
                                                1994, Mr. Cary was an independent consultant
                                                and from 1991 through 1994 he was a General
                                                Manager with Johnson Camping.

Susanne Rechner      (1), (2)                   Susanne Rechner, Senior Vice
                                                President -- Global Watch and President of
                                                Victorinox Swiss Army Watch, S.A., joined the
                                                Company as Senior Vice President -- Retail
                                                Division in August 2000. Prior to that Ms.
                                                Rechner was Vice President -- National
                                                Accounts for the Movado Group Inc. from
                                                February 1998 to July 2000. From November
                                                1994 through January 1997, Ms. Rechner served
                                                as Vice President of National Accounts for
                                                Seiko Corporation of America.

Robert W. McElroy    (1)                        Robert W. McElroy, Senior Vice President --
                                                Cutlery Products, was elected to the office
                                                of Senior Vice President -- Cutlery Products
                                                in February 2002. Mr. McElroy has been with
                                                the Company for over 20 years and from 1992
                                                to February 2002 had served as Vice President
                                                and General Manager-Canada Division.

Marc A. Gold         (1)                        Marc A. Gold, was elected to the office of
                                                Vice President and Controller in November
                                                1998. Mr. Gold has served the Company as
                                                Controller from January 1997 to February
                                                1998. Prior to that Mr. Gold was with Arthur
                                                Andersen LLP from 1987 to January 1997 and
                                                served as an Audit Manager.

A. Clinton Allen     Psychemedics Corporation   A. Clinton Allen, a Director of the Company,
                     1280 Massachusetts Avenue  is Chairman of Psychemedics Corporation, a
                     Cambridge, MA              company that provides testing services for
                     02138                      the detection of abused substances through an
                                                analysis of hair samples, and has been a
                                                Director since October 1989. Mr. Allen is
                                                also Chairman of A. C. Allen & Company, Inc.,
                                                a Massachusetts based consulting firm. Mr.
                                                Allen serves as a director of The DeWolfe
                                                Companies, Inc., a real estate company,
                                                Steinway

NAME                     BUSINESS ADDRESS                    BUSINESS EXPERIENCE
----                 -------------------------               -------------------
                                                Musical Instruments, Inc., a manufacturer of
                                                pianos and musical instruments, and
                                                Collectors Universe, Inc., a provider of
                                                services to collectors.

Clarke H. Bailey     Glenayre Technologies      Clarke H. Bailey, a Director of the Company,
                     11360 Lakefield Drive      has served as Chairman of the Board of
                     Duluth, GA                 Glenayre Technologies since October 1999 and
                     30097                      has served as a Glenayre Director since 1990.
                     (3)                        Mr. Bailey served from January 1999 until
                                                March 2002 as Chairman, Chief Executive
                                                Officer and a Director of ShipXact, Inc. a
                                                state-of-the-art supply chain logistics,
                                                distribution, and fulfillment company. Mr.
                                                Bailey also served as Co-Chairman of the
                                                Board and a Director of Highgate Capital from
                                                February 1995 until March 2002. He is
                                                currently a Director of Connectivity
                                                Technologies, and a Director of Iron Mountain
                                                Incorporated, a full service provider of
                                                records and information management services.
                                                He served as Chairman, Chief Executive
                                                Officer and a Director of Arcus Group, Inc.,
                                                the leading national provider of secure
                                                off-site computer data storage and related
                                                disaster recovery services as well as
                                                information technology staffing solutions,
                                                from February 1995 to January 1998.

Robert S. Prather,   Bull Run Corporation       Robert S. Prather, Jr., a Director of the
Jr.                  4370 Peachtree Road        Company, has served as President and Chief
                     Atlanta, GA 30319          Executive Officer of Bull Run Corporation
                                                since 1992. Mr. Prather also serves as a
                                                director of Gray Communications, Inc., a
                                                company in the television broadcasting
                                                business, Rawlings Sporting Goods Company,
                                                Inc., a supplier of team sports equipment,
                                                Morgan Group, Inc., a transportation company,
                                                and Victory Ventures.

John Spencer         P.O. Box 207               John Spencer, a Director of the Company, is
                     Wainscott, NY              currently a trustee at Middlebury College.
                     11975                      Dr. Spencer held the African Studies
                                                Professorship at Middlebury College where he
                                                was a member of the faculty from 1974 to
                                                1998. He also served as Dean of Middlebury
                                                College and Chairman of its History
                                                Department. Dr. Spencer is a Trustee of the
                                                Cape of Good Hope Foundation and the
                                                Institute of Current World Affairs and a
                                                director of Victorinox -- Swiss Army Knife
                                                Foundation.

John V. Tunney       Foamex International,      John V. Tunney, a Director of the Company
                     Inc.                       since 1992, has served as Vice Chairman,
                     41 East 57th Street        since 2001, and Director, since 1995, of
                     34th Floor                 Foamex International, Inc., a foam
                     New York, NY 10022         manufacturer. Mr. Tunney has served as
                     (4)                        Chairman of the Board of Foamex Asia, Inc., a
                                                joint venture foam fabrication business in
                                                Asia, since 1996. Mr. Tunney has served as
                                                the President of JVT Consulting, Inc. since
                                                1997. Mr. Tunney is currently Chairman of the
                                                Board of Cloverleaf Group, Inc. From 1971 to
                                                1977 Mr. Tunney served as a

NAME                     BUSINESS ADDRESS                    BUSINESS EXPERIENCE
----                 -------------------------               -------------------
                                                United States Senator from the State of
                                                California and as a Member of the United
                                                States House of Representatives from 1965 to
                                                1971. Mr. Tunney is also a director of
                                                Victory Ventures. He serves as Chairman of
                                                the Board of the UCLA/Hammer Museum of Art.

---------------

(1) Business Address:
     Swiss Army Brands, Inc.
     One Research Drive
     P.O. Box 874
    Shelton, CT 06484-0874

(2) Former Business Address:
     Movado Group, Inc.
     125 Chubb Ave.
     Lyndhurst, NJ 07071

(3) Former Business Address:
     1311 Mamaroneck Avenue
     Suite 170
     White Plains, NY 10605

(4) Alternative Business Address:
     JVT Consulting, Inc.
     375 Park Avenue
     22nd Floor
     New York, NY 10152

ITEM 4.  TERMS OF THE TRANSACTION

     (a) Material Terms.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:
         Summary Term Sheet;
       Introduction;
       The Tender Offer -- Terms of the Offer;
       The Tender Offer -- Acceptance for Payment and Payment for Shares; The Tender Offer -- Procedures for Accepting the Offer and Tendering
Shares;
         The Tender Offer -- Withdrawal Rights;
       The Tender Offer -- Certain United States Federal Income Tax Consequences; and
       The Tender Offer -- Certain Conditions of the Offer.

     (c) Different Terms.

     Not applicable.

     (d) Appraisal Rights.

     The information set forth under the caption "The Tender Offer -- Appraisal Rights" in the Offer to Purchase and in Schedule III of the Offer to Purchase, is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders.

     None.

     (f)  Eligibility for Listing or Trading.

     Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) Transactions.

     The information set forth in Schedule II of the Offer to Purchase, in Item 3, "Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9, and under the following captions in the Offer to Purchase, is incorporated herein by reference:

         Special Factors -- Background of Victorinox's Investment in the
Company;
       Special Factors -- Background of the Offer;
       Special Factors -- Related Party Transactions; and
       Special Factors -- Interests of Certain Parties in the Offer and Merger.

     (b) Significant Corporate Events.

     The information set forth in Schedule II of the Offer to Purchase, in Item 3, "Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9, and under the following captions in the Offer to Purchase, is incorporated herein by reference:

         Special Factors -- Background of Victorinox's Investment in the
Company;
       Special Factors -- Background of the Offer; and
       Special Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Victorinox for the Offer and the Merger; Plans for the
Company.

     (c) Negotiations or Contacts.

     The information set forth in Schedule II of the Offer to Purchase, in Item 3, "Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9, and under the following captions in the Offer to Purchase, is incorporated herein by reference:

         Special Factors -- Background of Victorinox's Investment in the
Company;
       Special Factors -- Background of the Offer; and
       Special Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Victorinox for the Offer and the Merger; Plans for the
Company.

     (e) Agreements involving the Subject Company's Securities.

     The information set forth in Schedule II of the Offer to Purchase and under the following captions in the Offer to Purchase is incorporated herein by reference:

         Introduction;
       Special Factors -- Background of Victorinox's Investment in the Company; Special Factors -- Background of the Offer;
       Special Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Victorinox for the Offer and the Merger; Plans for the
Company;
       Special Factors -- Related Party Transactions;
       Special Factors -- Transactions and Arrangements Concerning the Shares;
and
       Special Factors -- Interests of Certain Parties in the Offer and the Merger.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (b) Use of Securities Acquired.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

         Introduction;
       Special Factors -- Background of the Offer;
       Special Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Victorinox for the Offer and the Merger; Plans for the
Company;
       Special Factors -- Position of Victorinox and Purchaser regarding Fairness of the Offer and the Merger; and
       The Tender Offer -- Certain Effects of the Offer.

     (c) Plans.

     The information set forth in Item 7, "Purposes of the Transaction and Plans or Proposals" of the Schedule 14D-9, and under the following captions in the Offer to Purchase is incorporated herein by reference:

         Special Factors -- Background of Victorinox's Investment in the
Company;
       Special Factors -- Background of the Offer;
       Special Factors -- Purpose and Structure of the Offer and the
       Merger; Reasons of Victorinox for the Offer and the Merger; Plans for the Company;
       Special Factors -- Position of Victorinox and Purchaser regarding Fairness of the Offer and the Merger;
       Special Factors -- Interests of Certain Parties in the Offer and the Merger;
       The Tender Offer -- Price Range of Shares; Dividends; and
       The Tender Offer -- Certain Effects of the Offer.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

     The information set forth at Item 4(b) under the caption "Background; Reasons for the Recommendation of the Special Committee" in the Schedule 14D-9 is incorporated herein by reference.

     (a) Purposes.

     The information set forth in Item 7 of the Schedule 14D-9 and under the following captions in the Offer to Purchase is incorporated herein by reference:

         Special Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Victorinox for the Offer and the Merger; Plans for the
Company;
       Special Factors -- Related Party Transactions; and
       Special Factors -- Interests of Certain Parties in the Offer and the Merger.

     (b) Alternatives.

     The information set forth at Item 4(b) under the caption "Background" in the Schedule 14D-9 is incorporated by reference.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

         Special Factors -- Background of the Offer; and
       Special Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Victorinox for the Offer and the Merger; Plans for the
Company.

     (c) Reasons.

     The information set forth at Item 4 in the Schedule 14D-9 and under the following captions in the Offer to Purchase is incorporated herein by reference.

         Special Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Victorinox for the Offer and the Merger; Plans for the
Company; and
       Special Factors -- Position of Victorinox and Purchaser regarding Fairness of the Offer and the Merger.

     (d) Effects.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

         Introduction;
       Special Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Victorinox for the Offer and the Merger; Plans for the
Company;
       Special Factors -- Position of Victorinox and Purchaser regarding Fairness of the Offer and the Merger;
       The Tender Offer -- Certain United States Federal Income Tax Consequences; and
       The Tender Offer -- Certain Effects of the Offer.

ITEM 8.  FAIRNESS OF THE TRANSACTION

     (a) Fairness.

     The information set forth at Item 4(a) under the caption in the Schedule 14D-9 entitled "Recommendation of the Special Committee" is incorporated herein by reference.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

         Special Factors -- Reports, Opinions and Appraisals; and
       Special Factors -- Position of Victorinox and Purchaser regarding Fairness of the Offer and the Merger.

     (b) Factors Considered in Determining Fairness.

     The information set forth at Item 4(b) under the following caption "Reasons for the Recommendation of the Special Committee" in the Schedule 14D-9 is incorporated herein by reference.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

         Special Factors -- Reports, Opinions and Appraisals; and
       Special Factors -- Position of Victorinox and Purchaser regarding Fairness of the Offer and the Merger.

     (c) Approval of Security Holders.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

         Special Factors -- Purpose and Structure of the Offer and the Merger; Reasons of Victorinox for the Offer and the Merger; Plans for the
Company; and
       The Tender Offer -- Terms of the Offer.

     (d) Unaffiliated Representative.

     The information set forth in Item 5 under the caption in the Schedule 14D-9 entitled "Person/Assets, Retained, Employed, Compensated or Used" is incorporated herein by reference.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

         Special Factors -- Reports, Opinions and Appraisals; and
       Special Factors -- Background of the Offer.

     (e) Approval of Directors.

     The information set forth at Item 4(a) under the caption "Recommendation of the Special Committee" and Item 4(b) under the caption "Reasons for the Recommendation of the Special Committee" in the Schedule 14D-9 are incorporated herein by reference.

     The information set forth under the following captions in the Offer to Purchase is incorporated herein by reference:

         Special Factors -- Reports, Opinions and Appraisals; and
       Special Factors -- Background of the Offer.

     (f)  Other Offers.

     None.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

     (a) Report, Opinion or Appraisal.

     The information set forth under the caption in the Offer to Purchase entitled "Special Factors -- Reports, Opinions and Appraisals" is incorporated herein by reference.

     (b)  Preparer and Summary of the Report, Opinion or Appraisal.

     The information set forth under the caption in the Offer to Purchase entitled "Special Factors -- Reports, Opinions and Appraisals" is incorporated herein by reference.

     Needham & Company, Inc. ("Needham") delivered an oral opinion, subsequently confirmed by delivery of a written opinion to the Special Committee of SABI, dated as of June 14, 2002, that, as of that date, and subject to the matters and assumptions set forth in the opinion, the proposed offer price of $9.00 per share was fair from a financial point of view to the holders of shares of SABI other than the Victorinox Group.

     The full text of the written opinion of Needham which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Needham in connection with the opinion, is attached as Annex A to the Schedule 14D-9 and is incorporated by reference in this Schedule 13E-3. Stockholders are urged to, and should read, the opinion in its entirety.

     In arriving at its opinion, Needham, among other things:

     - reviewed certain publicly available information concerning SABI and certain other relevant financial and operating data of SABI furnished to them by SABI;

     - reviewed the historical stock price and trading volume of SABI's Common Stock;

     - held discussions with members of management of SABI concerning SABI's past and current operations, past and current financial conditions, current and future business prospects and long term relationship with Victorinox;

     - reviewed certain internal financial forecasts prepared by the management of SABI and certain financial forecasts prepared by Needham based on these internal forecasts of SABI's management;

     - compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham deemed relevant to similar data for SABI;

     - compared precedent transaction multiples in which the acquiror had a preexisting ownership of the target exceeding 50%;

     - compared precedent transaction multiples of selected brand and apparel acquisitions; and

     - performed and/or considered such other studies, analyses, inquiries and investigations as Needham deemed appropriate.

     Needham assumed and relied on the accuracy and completeness of all of the financial and other information reviewed by it for purposes of its opinion and neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, Needham did not consider the tax implications to SABI, Victorinox or any holders of the SABI's Common Stock in connection with the Proposal. With respect to SABI's financial forecasts, including forecasts of its subsidiaries, provided to Needham by SABI's management, Needham, with SABI's consent and based upon discussions with SABI's management, assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of SABI. Needham expressed no opinion with respect to such forecasts or estimates or the assumptions on which they were based. Needham did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of SABI.

     No limitations were imposed by SABI on Needham with respect to the investigations made or procedures followed by Needham in rendering its opinion. In connection with its engagement, Needham was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or a part of SABI. In connection with its engagement, Needham was not requested to and did not participate in the negotiation or structuring of the Proposal and, accordingly, Needham's opinion did not address and expressed no view as to the relative merits of the Proposal as compared to any alternative business strategies that might have existed for SABI or the effect of any other transaction in which SABI might have engaged. In addition, Needham's opinion did not take into account and was not based on its assessment of the structure or terms of the Proposal and expressed no opinion with respect to (a) the implications of the lack of a binding agreement expressing specific terms upon which the proposed transaction must be consummated, and (b) the potentially adverse effect that termination or modification of the Proposal might have on SABI.

     In preparing its opinion, Needham performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial and comparative analyses performed by Needham in arriving at its opinion. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham, the tables must be read together with the full text of each summary.

     The following is a summary of the material financial analyses presented by Needham to the Special Committee in connection with the rendering of its opinion. This summary does not purport to be a complete description of the analyses performed by Needham. Needham made no attempt to assign specific weights to particular analyses or factors considered, but, rather, made qualitative judgments as to the significance and relevance of all the analyses and factors considered. Accordingly, Needham believed that its analysis and summary set forth below, must be considered as a whole and that selecting portions of the analyses and the factors considered by Needham could create a misleading or incomplete view of the processes underlying the analyses performed by Needham.

     VALUATION METHODOLOGY. Needham analyzed the preexisting relationship between SABI and Victorinox, including two joint ventures in which each of SABI and Victorinox own 50% and that are consolidated into SABI's financial results. These two joint ventures are:

     - Xantia S.A., the principal supplier of watches to SABI and manufacturer of watches for third-party customers; and

     - Victorinox Swiss Army Watch S.A. ("VSA"), a watch company that combines the watch businesses of SABI and Victorinox outside the United States, Canada and the Caribbean.

     Given the nature of the transaction, Needham's valuation of SABI was based on the portion of SABI not owned by Victorinox. In addition, Needham's valuation considered all significant non-operating assets of SABI.

     SELECTED COMPANY ANALYSIS. Using publicly available information, Needham compared selected historical and projected financial and market data and ratios for SABI to the corresponding data and ratios of certain other publicly traded companies that Needham deemed relevant because their respective business models focused on brand recognition within the retail industry. The selected public comparables were categorized in three tiers based on market capitalization.

     These companies, referred to as the "selected companies," categorized by tier, are:

     Tier One: Tiffany & Co.; Coach, Inc.; and Oakley, Inc.

     Tier Two: Energizer Holdings, Inc.; The Timberland Company; Columbia Sportswear Company; Kenneth Cole Productions, Inc.; Fossil, Inc.; Quicksilver, Inc.; and Movado Group, Inc.

     Tier Three: Tropical Sportswear International Corporation; Vans, Inc.; A.T. Cross Company; Perry Ellis International, Inc.; Cutter & Buck, Inc.; and Deckers Outdoor Corporation.

     The following table sets forth information concerning the following multiples for the selected companies and for SABI:

     - total enterprise value as a multiple of last twelve months' revenues;

     - total enterprise value as a multiple of estimated calendar 2002 revenues;

     - total enterprise value as a multiple of estimated calendar 2003 revenues;

     - total enterprise value as a multiple of last twelve months' earnings before interest, taxes, depreciation and amortization;

     - total enterprise value as a multiple of last twelve months' earnings before interest and taxes;

     - price as a multiple of last twelve months earnings per share;

     - price as a multiple of estimated calendar 2002 earnings per share;

     - price as a multiple of estimated calendar 2003 earnings per share; and

     - market value as a multiple of most recent quarter book value.

     Needham calculated multiples for the selected companies and SABI based on the closing stock price of $6.23 on June 10, 2002. The table below sets forth the multiples yielded from the selected company analysis.

                                    ENTERPRISE VALUE/                          PRICE/
                       -------------------------------------------   ---------------------------
                                REVENUES                                         EPS
                       --------------------------   EBITDA   EBIT    ---------------------------   MARKET VALUE/
                       LTM    CY 2002E   CY 2003E    LTM      LTM     LTM    CY 2002E   CY 2003E    LAST Q BOOK
                       ----   --------   --------   ------   -----   -----   --------   --------   -------------
TIER ONE
Mean.................  3.3x     2.9x       2.4x     14.7x    18.5x   30.3x    25.5x      21.2x          6.9x
Median...............  3.4x     3.2x       2.4x     14.4x    19.0x   31.7x    26.2x      21.2x          5.0x
High.................  3.5x     3.2x       2.8x     16.0x    19.2x   31.7x    28.0x      24.0x         10.8x
Low..................  3.0x     2.5x       2.0x     13.9x    17.3x   27.4x    22.2x      18.4x          4.7x
TIER TWO
Mean.................  1.3x     1.2x       1.1x      9.5x    11.5x   20.4x    16.8x      14.1x          3.1x
Median...............  1.2x     1.2x       1.1x      8.7x    11.0x   15.6x    16.2x      14.0x          3.7x
High.................  1.7x     1.6x       1.5x     15.4x    18.4x   33.3x    25.3x      20.6x          4.1x
Low..................  1.1x     1.0x       0.9x      6.8x     7.7x   12.6x    12.5x      10.6x          1.5x
TIER THREE
Mean.................  0.6x     0.4x       0.3x      6.3x     9.3x   14.0x    12.7x       7.2x          1.2x
Median...............  0.6x     0.4x       0.3x      6.4x     9.2x   12.0x     8.2x       7.2x          0.9x
High.................  0.9x     0.5x       0.3x      8.7x    12.0x   19.9x    26.8x       7.2x          2.0x
Low..................  0.4x     0.3x       0.3x      4.4x     5.9x   10.3x     7.5x       7.2x          0.8x
SABI*................  0.6X     0.5X       0.5X        NM       NM      NM    36.7X      14.2X          0.7X

---------------
The financial data under the column headers CY 2002E and CY 2003E represents estimated financial data for each the respective calendar year.

     LTM:  Last twelve months

     NM:  Not meaningful

     EBIT:  Earnings before interest and taxes

     EBITDA:  Earnings before interest, taxes, depreciation and amortization

     Last Q Book:  Last quarter's book value

     * Multiples employ the $6.23 closing sale price on June 10, 2002 of SABI Common Stock.

     Based on the selected company analysis, a specific maximum and minimum multiple range between the ranges below were used to value SABI consolidated and Xantia S.A. and VSA individually.

METRIC                                                        MULTIPLE RANGE
------                                                        --------------
Total Enterprise Value/CY 2002E Revenue.....................    0.7x - 1.3x
Total Enterprise Value/LTM EBITDA...........................   7.5x - 10.2x
Price/CY 2002E Earnings.....................................  15.0x - 18.3x
Market Value/Most Recent Quarter Book Value.................    0.8x - 1.3x

     Valuations based on multiples of estimated 2003 earnings before interest, taxes, depreciation and amortization and estimated 2003 earnings were discounted to present values at discount rates between 13% - 14%. To arrive at an implied stock price range for SABI as a stand-alone entity, Needham made three adjustments to the SABI consolidated implied equity valuation range:

     - Deducting 50% of the value of Xantia S.A. held by Victorinox;

     - Deducting 50% of the value of VSA held by Victorinox; and

     - Adding the present value of non-operating assets that consist of life insurance policies held by the Company. The valuation range of the life insurance policies was based on the projected cash values of each policy discounted at 4.0%. SABI provided Needham the projected cash values.

     The valuation based on publicly traded comparable companies yielded a valuation range for SABI net of Victorinox's holdings in Xantia S.A. and VSA from approximately $58.2 million to $102.7 million. These values represent a fully diluted per share value from approximately $6.98 to $11.76.

     DISCOUNTED CASH FLOW ANALYSIS. Needham also performed a discounted cash flow analysis based on the financial information provided by the management of the Company for the fiscal years ending December 31, 2002 to December 31, 2006. The discounted cash flow analysis determined the estimated after-tax cash flows to be generated over the period commencing with the year ending December 21, 2002 and then added a terminal value based upon a range of multiples of earnings before interest, taxes, depreciation and amortization for the year ending December 31, 2004 based on the multiples of comparable companies. The discount range used to calculate the present value of the terminal value and the free cash flows for SABI consolidated, Xantia S.A. and VSA was 10.0% to 15.0%.

     Having valued each entity on a discounted cash flow basis, Needham made three adjustments to the SABI consolidated implied equity valuation range:

     - Deducting 50% of the value of Xantia S.A. held by Victorinox;

     - Deducting 50% of the value of VSA held by Victorinox; and

     - Adding the present value of non-operating assets that consisted of life insurance policies held by the Company. The valuation range of the life insurance policies was based on the projected cash values of each policy discounted at 4.0%. SABI provided Needham the projected cash values.

     The valuation based on discounted cash flow analysis yielded a valuation range for SABI net of Victorinox's holdings in Xantia S.A. and VSA from approximately $65.8 million to $96.6 million. These values represent a fully diluted per share value from approximately $7.84 to $11.15.

     SELECTED TRANSACTION ANALYSIS. Needham analyzed publicly available financial information for selected transactions that were deemed relevant. The first set analyzed transaction multiples in which the acquiror had a preexisting ownership of the target exceeding 50% for transactions since January 1, 2000. The second set analyzed transaction multiples of selected brand and apparel acquisitions since January 1, 1997.

     In examining the selected transactions, Needham analyzed:

     - total enterprise value as a multiple of target's last twelve months net sales;

     - total enterprise value as a multiple of target's last twelve months earnings before interest and taxes;

     - total enterprise value as a multiple of target's last twelve months earnings before interest, taxes, depreciation and amortization;

     - total equity value as a multiple of target's last twelve months net income;

     - total equity value as a multiple of target's most recent quarter book value;

     - one day target stock price premium;

     - percentage of target owned by acquiror prior to announcement; and

     - percentage of target acquired by acquiror post-transaction.

     Based on the proposed $9.00 stock price of SABI, Needham calculated the implied premium and multiples of SABI. The following table sets forth information concerning the multiples and transaction premiums resulting from Needham's analysis.

             ACQUIRORS WITH PREEXISTING OWNERSHIP GREATER THAN 50%

                                                       January 1, 2000 to June 10, 2002
                               ---------------------------------------------------------------------------------
                                                               EQUITY VALUE/
                               ENTERPRISE VALUE/TARGET LTM   ------------------
                               ---------------------------    LTM NET             ONE-DAY
                               NET SALES    EBIT    EBITDA     INCOME     BOOK    PREMIUM   % OWNED   % ACQUIRED
                               ---------   ------   ------   ----------   -----   -------   -------   ----------
MEAN.........................     2.1x      17.2x   15.3x       30.5x      2.5x     35.1%    72.8%       85.9%
MEDIAN.......................     1.1x      13.1x    9.3x       16.5x      1.8x     24.7%    73.2%      100.0%
HIGH.........................    14.4x     102.6x   145.1x     260.2x     14.7x    220.0%    96.2%      100.0%
LOW..........................     0.1x       2.1x    1.3x        2.8x     -0.5x    -15.8%    50.6%        3.8%

                      SELECTED BRAND AND APPAREL RETAILERS

                                                 January 1, 1997 to June 10, 2002
                         ---------------------------------------------------------------------------------
                                                         EQUITY VALUE/
                         ENTERPRISE VALUE/TARGET LTM   ------------------
                         ---------------------------    LTM NET             ONE-DAY
                         NET SALES    EBIT    EBITDA     INCOME     BOOK    PREMIUM   % OWNED   % ACQUIRED
                         ---------   ------   ------   ----------   -----   -------   -------   ----------
MEAN...................    0.9x       30.1x    9.3x      17.2x       6.0x     39.1%    55.3%       83.4%
MEDIAN.................    0.6x       14.4x    7.3x      18.6x       1.8x     38.8%    56.5%      100.0%
HIGH...................    2.9x      184.3x   25.8x      31.1x      29.8x    114.9%    92.3%      100.0%
LOW....................    0.3x        6.3x    4.3x       1.3x       0.6x      7.1%    16.0%        7.7%

               SABI MULTIPLES AT AN IMPLIED STOCK PRICE OF $9.00

ENTERPRISE VALUE/TARGET LTM       EQUITY VALUE/
---------------------------   ----------------------   ONE-DAY
NET SALES    EBIT    EBITDA   LTM NET INCOME   BOOK    PREMIUM
---------   ------   ------   --------------   -----   -------
0.7X            NM   31.5X           NM         1.0X     44.4%

     The resulting one-day premium range within each the two sets analyzed by Needham for its selected transaction analysis supported the 44.4% premium over the price of SABI's Common Stock as of June 10, 2002.

     No company, transaction or business used in the "Selected Company Analysis," "Selected Transaction Analysis," or "Discounted Cash Flow Analysis" as a comparison is identical to SABI or Victorinox. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segments, companies or transactions to which they are being compared.

     OTHER ANALYSES. In rendering its opinion, Needham considered various other analyses, including a history of trading prices and volumes for SABI, a purchase price sensitivity analysis that measured trading multiples at varying prices of SABI common stock and a current stockholder analysis of SABI.

     The summary set forth above does not purport to be a complete description of the analyses performed by Needham in connection with the rendering of its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Needham made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the parties. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham's opinion and its related analyses were only one of many factors considered by the Special Committee in its evaluation of the Proposal and should not be viewed as determinative of the views of the Special Committee with respect to the fairness of the offer price.

     Needham has not expressed any opinion as to the prices that SABI Common Stock will actually trade at any time. In addition, Needham expressed no opinion or recommendation as to whether or not stockholders of SABI should tender their shares pursuant to the Offer or as to any other matters relating to the Offer.

     Under the terms of the Needham engagement letter, SABI has paid or agreed to pay Needham a nonrefundable fee of $200,000 for rendering the Needham opinion, an engagement fee of $25,000 upon retaining Needham as a financial advisor and a fee of $25,000 upon receipt of an offer for the proposed transaction. SABI has also agreed to reimburse Needham for its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its counsel, and to indemnify Needham and related parties against certain liabilities arising out of or in connection with or as a result of Needham's engagement as financial advisor to the Special Committee, including certain liabilities under the federal securities laws.

     Needham is a nationally recognized investment banking firm. As part of its investment banking services, Needham is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham was retained by the Special Committee to provide an opinion as to the fairness of the offer based on Needham's experience as a financial advisor in mergers and acquisitions as well as Needham's familiarity with retail companies.

     The information set forth at Item 4 under the caption in the Schedule 14D-9 entitled "The Solicitation or Recommendation" and the fairness opinion of Needham attached to the Schedule 14D-9 as Annex A are incorporated herein by reference.

     (c) Availability of Documents.

     The information set forth in the fairness opinion of Needham attached to the Schedule 14D-9 as Annex A is incorporated herein by reference.

ITEM 10.  SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     (a) Source of Funds.

     The information set forth under the caption "The Tender Offer --Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (b) Conditions.

     The information set forth under the caption "The Tender Offer -- Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (c) Expenses.

     The information set forth under the caption in the Offer to Purchase entitled "The Tender Offer -- Fees and Expenses" is incorporated herein by reference.

     (d) Borrowed Funds.

     Not applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) Securities Ownership.

     The information set forth under the caption "Special Factors -- Interests of Certain Parties in the Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

     (b) Securities Transactions.

     The information set forth under Item 6 of the Schedule 14D-9 entitled "Interest in Securities of the Subject Company" is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION

     (d) Intent to Tender or Vote in a Going-Private Transaction.

     The information set forth under Item 4(c) of the Schedule 14D-9 entitled "Intent to Tender" is incorporated herein by reference.

     (e) Recommendations of Others.

     The information set forth under Items 4(a) and (b) of the Schedule 14D-9 entitled "Recommendation of the Special Committee" and "Background; Reasons for the Recommendation of the Special Committee," respectively, is incorporated herein by reference.

     The information set forth under the Offer to Purchase entitled "Special Factors -- Position of Victorinox and Purchaser regarding Fairness of the Offer and the Merger" is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS

     (a) Financial Information.

     The information set forth in the Offer to Purchase entitled "The Tender Offer -- Certain Information Concerning the Company" is incorporated herein by reference. The information set forth in Item 8 of SABI's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 is incorporated herein by reference. The information set forth in Item 1 of SABI's Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2002 is incorporated herein by reference.

     (b) Pro Forma Information.

     Not applicable.

ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) Solicitations or Recommendations.

     The information set forth at Item 5 in the Schedule 14D-9 under the caption "Persons/Assets Retained, Employed, Compensated or Used" is incorporated herein by reference.

     (b) Employees and Corporate Assets.

     The information set forth at Item 5 in the Schedule 14D-9 under the caption "Persons/Assets Retained, Employed, Compensated or Used" is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION

     (b) Other Material Information.

     The information contained in the Offer to Purchase is incorporated herein by reference.

ITEM 16.  EXHIBITS

(a)(1)(A) Offer to Purchase dated July 23, 2002, incorporated by reference to Exhibit (a)(1)(A) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(B) Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(C) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(C) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(D)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(D) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(E)   Form of Letter to Clients for use by Brokers, Dealers,
            Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(E) of Schedule
            TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(F)   Form of Guidelines for Certification of Taxpayer
            Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(1)(F) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(G)   Letter to Stockholders of the Company dated July 23, 2002.
(a)(2)(A) Solicitation/Recommendation Statement, incorporated by reference to Schedule 14D-9, filed by the Company with the SEC on July 23, 2002.
(a)(5)(A) Press Release issued by the Company on June 12, 2002 announcing Victorinox's proposal of the Offer, incorporated by reference to Schedule 14D-9, filed by the Company with the SEC on June 12, 2002.
(a)(5)(B) Press Release issued by the Company on June 17, 2002 announcing pending stockholder lawsuits, incorporated by reference to Schedule 14D-9/A filed by the Company with the SEC on June 17, 2002.
(a)(5)(C) Press Release issued by the Company on July 23, 2002 announcing the Special Committee's recommendation of the Offer, incorporated by reference to Schedule 14D-9 filed by the Company with the SEC on July 23, 2002.
(a)(5)(D) Summary newspaper advertisement dated July 23, 2002, and printed in The New York Times, incorporated by reference to Exhibit (a)(5)(B) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(b)         Not applicable.
(c)(1)      Fairness Opinion from Needham & Company, Inc. to the Special
            Committee, dated June 14, 2002, incorporated by reference to Annex A on Schedule 14D-9 filed by the Company with the SEC on July 23, 2002.
(c)(2)      Project Alps Materials for Discussion presented by Needham &
            Company, Inc. to the Special Committee of the Board of Directors of the Company on June 11, 2002.
(d)(1)      Complaint of Eugenia G. Vogel against Swiss Army Brands,
            Inc., et al., filed in the Delaware Court of Chancery in and for New Castle County, on June 12, 2002.
(d)(2) Complaint of John Calabria against Swiss Army Brands, Inc., et al., filed in the Delaware Court of Chancery in and for New Castle County, on June 12, 2002.
(d)(3) Complaint of Alan R. Kahn against Swiss Army Brands, Inc., et al., filed in the Delaware Court of Chancery in and for New Castle County, on June 13, 2002.
(d)(4) Complaint of Brickell Partners against Peter W. Gilson, et al., filed in the Connecticut Superior Court, Judicial
            District of Ansonia-Milford at Milford, on June 19, 2002.
(d)(5)      Letter Agreement dated December 12, 1983 between Victorinox
            Cutlery Company and The Forschner Group, Inc., incorporated by reference to Exhibit (10)-1 to the Company's Annual
            Report on Form 10-K for the fiscal year ended December 31, 1994.
(d)(6)      Mutual Agreement dated as of October 20, 1986 between
            Victorinox Cutlery Company and The Forschner Group, Inc., incorporated by reference to Exhibit (10)-2 to the Company's
            Annual Report on Form 10-K for the fiscal year ended
            December 31, 1994.

(d)(7)      Letter Agreement dated as of October 20, 1986 between
            Victorinox Cutlery Company and The Forschner Group, Inc., incorporated by reference to Exhibit (10)-3 to the Company's
            Annual Report on Form 10-K for the fiscal year ended
            December 31, 1994.
(d)(8)      Mutual Agreement dated April 6, 1992 between The Forschner
            Group, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-13 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.
(d)(9)      Mutual Agreement dated December 21, 1993 between The
            Forschner Group, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.
(d)(10)     Letter Agreement dated September 27, 1996 between Swiss Army
            Brands, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.
(d)(11)     Letter Agreement dated July 15, 1999 between Swiss Army
            Brands, Inc. and Victorinox AG, incorporated by reference to Exhibit (e)(9) of Schedule 14D-9, filed by the Company with the SEC on July 23, 2002.
(d)(12)     Letter Agreement dated September 15, 2000 between Swiss Army
            Brands, Inc. and Victorinox AG, incorporated by reference to Exhibit (e)(10) of Schedule 14D-9, filed by the Company with the SEC on July 23, 2002.
(d)(13) Victorinox Swiss Army Watch AG Agreement dated July 30, 2001 between Swiss Army Brands, Inc. and Victorinox AG incorporated by reference to Exhibit 2.1 to the Company's
            Current Report on Form 8-K/A filed with the SEC on August
            17, 2001.
(d)(14)     Share Purchase Agreement, dated as of June 23, 2000 (the
            "Xantia Agreement"), by and among the Company, Swiss Army
            Brands CH, Inc. (the "Buyer") and Michel and Irene Thievent
            (collectively, the "Sellers") with respect to Xantia S.A., incorporated by reference to Exhibit 2.1 to the Company's
            Current Report on Form 8-K filed on August 7, 2000.
(d)(15)     Amendment to the Xantia Agreement, dated as of July 10,
            2000, by and among the Buyer, and the Sellers, incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on August 7, 2000.
(d)(16)     Second Amendment to the Xantia Agreement, dated as of July
            24, 2000, by and among the Company, the Buyer, the Sellers and Victorinox AG, incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K filed on August
            7, 2000.
(d)(17)     1993 Stock Option Plan, incorporated by reference to Exhibit
            (10)-1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.
(d)(18)     1994 Stock Option Plan, incorporated by reference to Exhibit
            4.1 to Registration Statement on Form S-8, No. 33-87078 filed by The Forschner Group, Inc. with the SEC on December
            6, 1994.
(d)(19)     Non-Incentive Stock Option Agreement dated as of July 29,
            1994 between The Forschner Group, Inc. and Brae Group, Inc., incorporated by reference to Exhibit (10)-2 to the Company's
            Quarterly Report on Form 10-Q for the fiscal quarter ended
            September 30, 1994.
(d)(20)     1996 Stock Option Plan, incorporated by reference to Exhibit
            10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.
(d)(21)     Confidentiality Agreement dated July 15, 2002 between the
            Company and Victorinox.
(d)(22)     Services Agreement dated as of July 29, 1994 between The
            Forschner Group, Inc. and Brae Group, Inc., incorporated by reference to Exhibit (10)-1 to the Company's Quarterly
            Report on Form 10-Q for the fiscal quarter ended September
            30, 1994.
(d)(23) Consulting Agreement dated as of December 7, 1991 by and between The Forschner Group, Inc. and Louis Marx, Jr., incorporated by reference to Exhibit (10)-6 to the Company's
            Annual Report on Form 10-K for the fiscal year ended
            December 31, 1994.
(d)(24)     Letter Agreement dated April 23, 1998 between Swiss Army
            Brands, Inc. and Brae Capital Corporation, incorporated by reference to Exhibit (e)(18) of Schedule 14D-9, filed by the Company with the SEC on July 23, 2002.

(d)(25)     Pages F-1 through F-24 of the Company's Annual Report on
            Form 10-K for the fiscal year ended December 31, 2001 and pages F-1 through F-24 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 are incorporated herein by reference.
(d)(26)     Pages 3 through 10 of the Company's Quarterly Report on Form
            10-Q for the quarter ended March 31, 2002 are incorporated herein by reference.
(f) Section 262 of the Delaware General Corporation Law, included as Schedule B of the Offer to Purchase, incorporated by reference to Exhibit (a)(1)(A) of Schedule
            TO, filed by Victorinox with the SEC on July 23, 2002.

     The information incorporated by reference may be read and copied at the following locations at the SEC:

   Public Reference Room       New York Regional Office     Chicago Regional Office
    450 Fifth Street, NW             233 Broadway           500 West Madison Street,
   Washington, D.C. 20549      New York, New York 10279       Suite 1400, Chicago,
                                                              Illinois 60661-2511

     Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. The Company's SEC filings should also be available to the public room commercial document retrieval services and at the Internet world wide web site that the SEC maintains at http://www.sec.gov.

                                   SIGNATURES

     After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SWISS ARMY BRANDS, INC.

                                          By:    /s/ THOMAS M. LUPINSKI
                                            ------------------------------------
                                          Name:  Thomas M. Lupinski
                                          Title: Senior Vice President and Chief
                                              Financial Officer

Dated:  July 23, 2002

                                 EXHIBIT INDEX

(a)(1)(A) Offer to Purchase dated July 23, 2002, incorporated by reference to Exhibit (a)(1)(A) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(B) Form of Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(C) Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(C) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(D)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(D) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(E)  Form of Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(E) of Schedule
           TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(F)  Form of Guidelines for Certification of Taxpayer
           Identification Number on Substitute Form W-9, incorporated by reference to Exhibit (a)(1)(F) of Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(a)(1)(G)  Letter to Stockholders of the Company dated July 23, 2002.
(a)(2)(A) Solicitation/Recommendation Statement, incorporated by reference to Schedule 14D-9, filed by the Company with the SEC on July 23, 2002.
(a)(5)(A) Press Release issued by the Company on June 12, 2002 announcing Victorinox's proposal of the Offer, incorporated by reference to Schedule 14D-9, filed by the Company with the SEC on June 12, 2002.
(a)(5)(B) Press Release issued by the Company on June 17, 2002 announcing pending stockholder lawsuits, incorporated by reference to Schedule 14D-9/A filed by the Company with the SEC on June 17, 2002.
(a)(5)(C) Press Release issued by the Company on July 23, 2002 announcing the Special Committee's recommendation of the Offer, incorporated by reference to Schedule 14D-9 filed by the Company with the SEC on July 23, 2002.
(a)(5)(D) Summary newspaper advertisement dated July 23, 2002, and printed in The New York Times, incorporated by reference to Exhibit (a)(5)(B) on Schedule TO, filed by Victorinox with the SEC on July 23, 2002.
(b)        Not applicable.
(c)(1)     Fairness Opinion from Needham & Company, Inc. to the Special
           Committee, dated June 14, 2002, incorporated by reference to Annex A on Schedule 14D-9 filed by the Company with the SEC on July 23, 2002.
(c)(2)     Project Alps Materials for Discussion presented by Needham &
           Company, Inc. to the Special Committee of the Board of Directors of the Company on June 11, 2002.
(d)(1)     Complaint of Eugenia G. Vogel against Swiss Army Brands,
           Inc., et al., filed in the Delaware Court of Chancery in and for New Castle County, on June 12, 2002.
(d)(2) Complaint of John Calabria against Swiss Army Brands, Inc., et al., filed in the Delaware Court of Chancery in and for New Castle County, on June 12, 2002.
(d)(3) Complaint of Alan R. Kahn against Swiss Army Brands, Inc., et al., filed in the Delaware Court of Chancery in and for New Castle County, on June 13, 2002.
(d)(4) Complaint of Brickell Partners against Peter W. Gilson, et al., filed in the Connecticut Superior Court, Judicial
           District of Ansonia-Milford at Milford, on June 19, 2002.
(d)(5)     Letter Agreement dated December 12, 1983 between Victorinox
           Cutlery Company and The Forschner Group, Inc., incorporated by reference to Exhibit (10)-1 to the Company's Annual
           Report on Form 10-K for the fiscal year ended December 31, 1994.
(d)(6)     Mutual Agreement dated as of October 20, 1986 between
           Victorinox Cutlery Company and The Forschner Group, Inc., incorporated by reference to Exhibit (10)-2 to the Company's
           Annual Report on Form 10-K for the fiscal year ended
           December 31, 1994.
(d)(7)     Letter Agreement dated as of October 20, 1986 between
           Victorinox Cutlery Company and The Forschner Group, Inc., incorporated by reference to Exhibit (10)-3 to the Company's
           Annual Report on Form 10-K for the fiscal year ended
           December 31, 1994.

(d)(8)     Mutual Agreement dated April 6, 1992 between The Forschner
           Group, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-13 to Annual Report on Form 10-K for the fiscal year ended December 31, 1992.
(d)(9)     Mutual Agreement dated December 21, 1993 between The
           Forschner Group, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-10 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.
(d)(10)    Letter Agreement dated September 27, 1996 between Swiss Army
           Brands, Inc. and Victorinox Cutlery Company, incorporated by reference to Exhibit (10)-1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.
(d)(11)    Letter Agreement dated July 15, 1999 between Swiss Army
           Brands, Inc. and Victorinox AG, incorporated by reference to Exhibit (e)(9) on Schedule 14D-9, filed by the Company with the SEC on July 23, 2002.
(d)(12)    Letter Agreement dated September 15, 2000 between Swiss Army
           Brands, Inc. and Victorinox AG, incorporated by reference to Exhibit (e)(10) on Schedule 14D-9, filed by the Company with the SEC on July 23, 2002.
(d)(13) Victorinox Swiss Army Watch AG Agreement dated July 30, 2001 between Swiss Army Brands, Inc. and Victorinox AG incorporated by reference to Exhibit 2.1 to the Company's
           Current Report on Form 8-K/A filed with the SEC on August
           17, 2001.
(d)(14)    Share Purchase Agreement, dated as of June 23, 2000 (the
           "Xantia Agreement"), by and among the Company, Swiss Army
           Brands CH, Inc. (the "Buyer") and Michel and Irene Thievent
           (collectively, the "Sellers") with respect to Xantia S.A., incorporated by reference to Exhibit 2.1 to the Company's
           Current Report on Form 8-K filed on August 7, 2000.
(d)(15)    Amendment to the Xantia Agreement, dated as of July 10,
           2000, by and among the Buyer, and the Sellers, incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on August 7, 2000.
(d)(16)    Second Amendment to the Xantia Agreement, dated as of July
           24, 2000, by and among the Company, the Buyer, the Sellers and Victorinox AG, incorporated by reference to Exhibit 2.3 to the Company's Current Report on Form 8-K filed on August
           7, 2000.
(d)(17)    1993 Stock Option Plan, incorporated by reference to Exhibit
           (10)-1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.
(d)(18)    1994 Stock Option Plan, incorporated by reference to Exhibit
           4.1 to Registration Statement on Form S-8, No. 33-87078 filed by The Forschner Group, Inc. with the SEC on December
           6, 1994.
(d)(19)    Non-Incentive Stock Option Agreement dated as of July 29,
           1994 between The Forschner Group, Inc. and Brae Group, Inc., incorporated by reference to Exhibit (10)-2 to the Company's
           Quarterly Report on Form 10-Q for the fiscal quarter ended
           September 30, 1994.
(d)(20)    1996 Stock Option Plan, incorporated by reference to Exhibit
           10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.
(d)(21)    Confidentiality Agreement dated July 15, 2002 between the
           Company and Victorinox.
(d)(22)    Services Agreement dated as of July 29, 1994 between The
           Forschner Group, Inc. and Brae Group, Inc., incorporated by reference to Exhibit (10)-1 to the Company's Quarterly
           Report on Form 10-Q for the fiscal quarter ended September
           30, 1994.
(d)(23) Consulting Agreement dated as of December 7, 1991 by and between The Forschner Group, Inc. and Louis Marx, Jr., incorporated by reference to Exhibit (10)-6 to the Company's
           Annual Report on Form 10-K for the fiscal year ended
           December 31, 1994.
(d)(24)    Letter Agreement dated April 23, 1998 between Swiss Army
           Brands, Inc. and Brae Capital Corporation, incorporated by reference to Exhibit (e)(18) on Schedule 14D-9, filed by the Company with the SEC on July 23, 2002.
(d)(25)    Pages F-1 through F-24 of the Company's Annual Report on
           Form 10-K for the fiscal year ended December 31, 2001 and pages F-1 through F-24 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 are incorporated herein by reference.
(d)(26)    Pages 3 through 10 of the Company's Quarterly Report on Form
           10-Q for the quarter ended March 31, 2002 are incorporated herein by reference.
(f) Section 262 of the Delaware General Corporation Law, included as Schedule B of the Offer to Purchase, incorporated by reference to Exhibit (a)(1)(A) of Schedule
           TO, filed by Victorinox with the SEC on July 23, 2002.